NO ACT

DC PO 1-28-08



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE


08040683

February 22, 2008

Bob Normile
Senior Vice President and General Counsel
Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/22/2008

Re: Mattel, Inc.
Incoming letter dated January 28, 2008

Dear Mr. Normile:

This is in response to your letter dated January 28, 2008 concerning the shareholder proposal submitted to Mattel by John Chevedden. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278



MATTEL, INC.

Bob Normile
Senior Vice President
General Counsel & Secretary

January 28, 2008

1934 Act / Rule 14a-8

Sent Via E-Mail and Overnight Mail

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

E-mail address: cfletters@sec.gov

Re: Mattel, Inc. — Stockholder Proposal of John Chevedden

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, I hereby give notice on behalf of Mattel, Inc., a Delaware corporation (the "Company"), of our intention to omit from the proxy statement and form of proxy for the Company's 2008 Annual Meeting of Stockholders (together, the "2008 Proxy Materials") a stockholder proposal (the "Proposal") received from Mr. John Chevedden. The Proposal and its supporting statement are attached as Exhibit A.

The Company believes it properly may omit the Proposal from the 2008 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company excludes the Proposal from the 2008 Proxy Materials.

The Company intends to mail to stockholders, on or about April 21, 2008, definitive copies of the 2008 Proxy Materials in conjunction with its 2008 Annual Meeting of Stockholders. That meeting currently is anticipated to be held on May 29, 2008. The Company intends to file definitive copies of the 2008 Proxy Materials with the Commission at the same time they are first mailed to stockholders. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed on the Company's behalf are six (6) copies of each of (i) the Proposal and (ii) this letter, which sets forth the grounds on which the Company proposes to omit the Proposal from its 2008 Proxy

333 CONTINENTAL BOULEVARD EL SEGUNDO, CALIFORNIA 90245
tel 310-252-3615 fax 310-252-2567/4991

Materials. Also enclosed is an additional copy of this letter, which we request to have file-stamped and returned in the enclosed postage-prepaid envelope. As required by Rule 14a-8(j), a copy of this letter also is being sent to the Proponent as notice of the Company's intention to omit the Proposal from the Company's 2008 Proxy Materials.

I. Reasons for Omission

We believe that the Proposal may properly be excluded from the 2008 Proxy Materials pursuant to: (a) Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal and (b) Rule 14a-8(i)(3) because the Proposal is vague and misleading.

a) Rule 14a-8(i)(10) — The Proposal has been substantially implemented

The Proposal is excludable from the 2008 Proxy Materials on the basis of Rule 14a-8(i)(10), which permits a company to exclude a proposal if it has already been "substantially implemented." See also Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 20091 (August 16, 1983) (permitting the omission of proposals that have been "substantially implemented by the issuer"). The Staff has consistently found that a proposal has been substantially implemented and may be excluded under Rule 14a-8(i)(10) where companies have implemented the essential objectives of the proposal or have had policies, standards and procedures concerning the subject matter of the proposal already in place.

Mr. Chevedden proposes that our board "amend our bylaws and/or any other appropriate governing documents in order that there is no restriction on the stockholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting." Section 211 of the Delaware General Corporation Law sets forth the legal standard applicable to Mattel with respect to convening special meetings of stockholders. Section 211 does not create a right for stockholders to call special meetings, but it does permit companies to adopt bylaws or provisions of its certificate of incorporation regulating calling special meetings, including designating which persons may be authorized to call special meetings. The Company's Amended and Restated Bylaws (the "Company's Bylaws") and its Restated Certificate of Incorporation do not contain any provision changing the statutory standard with regard to the right of stockholders to call special meetings.[1] In particular, in regard to Mr. Chevedden's proposal, the Company's Bylaws and its Restated Certificate of Incorporation do not contain any restrictions on the right of the Company's stockholders to call a special meeting. Mr. Chevedden's Proposal cannot be implemented because there is no restriction on the right of stockholders to call special meetings compared to the standard under applicable law.[2]

[1] The Company's Bylaws, at Article I, Section 2, currently contain the following provision with regard to special meetings of stockholders: "Special meetings of the stockholders, for any purpose or purposes prescribed in the notice of meeting, may be called by the Board of Directors or the Chief Executive Officer and shall be held at such place, on such date, and at such time as they or he shall fix." The Company's Restated Certificate of Incorporation does not address the topic of special meetings of stockholders.

[2] We note that the corporate law of certain states, such as Georgia, provides that a percentage of a Company's stockholders may call special meetings, and further provide that a company may limit this right in its bylaws. See,

While some companies incorporated in Delaware, Mattel's state of incorporation, have voluntarily included provisions in their bylaws permitting some threshold of stockholders – for example, 10% to 50% of stockholders – to call special meetings, it is worth emphasizing that such provisions are voluntary and have important differences in text and substance, and are therefore not the "standard allowed by applicable law" that is referred to in Mr. Chevedden's proposal.

Mr. Chevedden, it appears, has not properly reviewed the Company's Bylaws and its Restated Certificate of Incorporation against the legal standard applicable in Delaware prior to submitting the Proposal. Since the Company's Bylaws and its Restated Certificate of Incorporation have no restrictions compared to the Delaware default rule on the ability of our stockholders to call a special meeting, the Company is in compliance with Mr. Chevedden's Proposal and the Proposal may be excluded under Rule 14a-8(i)(10).

b) Rule 14a-8(i)(3) — The Proposal is inherently vague

We also note that Mr. Chevedden's Proposal is deficient in at least one other regard: it is too vague to implement. Rule 14a-8(i)(3) permits a company to omit a stockholder proposal from its proxy materials if it would violate any of the Commission's proxy rules. One such rule, Rule 14a-9, prohibits statements that are false or misleading with respect to a material fact. The Staff has consistently concurred that stockholder proposals may be excluded under Rule 14a-8(i)(3) when the company demonstrates objectively that a factual statement is materially false or misleading or "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004).

As explained above, Mr. Chevedden proposes that our board "amend our bylaws and/or any other appropriate governing documents in order that there is no restriction on the stockholder right to call a special meeting, compared to the standard allowed by applicable law…." As noted above, the Company's Bylaws and its Restated Certificate of Incorporation do not have any restrictions on the right of the Company's stockholders to call a special meeting as compared to such standard. It is therefore completely unclear just what Mr. Chevedden is asking the Company's stockholders to approve.

The Proposal is also incapable of being understood in that, even assuming (from his supporting statement) that it is intended to urge that some level of stockholders be permitted to call a special meeting, it fails to specify what that threshold should be. As noted above, companies that have voluntarily enacted provisions permitting its stockholders to call special meetings have used different thresholds, usually anywhere from 10% to 50%. The differences in these thresholds are extremely significant from the perspective of companies and stockholders

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Georgia Business Corporation Code, Section 14-2-702, and Maryland General Corporation Code, Section 2-502. In such jurisdictions if a company adopted a bylaw provision restricting the right of its stockholders to call a special meeting, then a proposal such as Mr. Chevedden's calling for such limitations to be removed would be relevant. This is not the case in the present circumstances.

and in many cases may be outcome determinative. Even the precedents that Mr. Chevedden cites from the 2006 proxy season illustrate this. For example, the Service Employees International Union proposed that stockholders representing 25% of JPMorgan Chase's outstanding stock should have the ability to call a special meeting. See JPMorgan Chase 2006 Annual Proxy, filed March 31, 2006. In contrast, Mr. Steve Service Bostic proposed that stockholders representing 33-1/3% of Career Education's outstanding stock should have the ability to call a special meeting. See Career Education 2005 Annual Proxy, filed April 22, 2005. Mr. Chevedden fails to specify the percentage of stockholders that would be required to call a special meeting. As a result, his Proposal is fundamentally deficient and vague in the most critical respect and does not allow stockholders voting on the proposal, nor the Company, to determine with any certainty what the Proposal requires.

II. Conclusion

For the reasons set forth above, the Company believes that it may omit the Proposal from the 2008 Proxy Materials.[3] Please feel free to call the undersigned at (310) 252-3615 with any questions or comments regarding the foregoing.

Very truly yours,



Bob Normile
Senior Vice President and General Counsel

Attachment

cc: Mr. John Chevedden (w/attachment)

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[3] We request that the Staff not allow Mr. Chevedden to revise the Proposal. In Staff Legal Bulletin No. 14B, the Commission indicates that it will permit stockholders to make revisions that are "minor in nature and do not alter the substance of the proposal" further noting that this practice is "to deal with proposals that . . . contain some relatively minor defects that are easily corrected." The Legal Bulletin further explains that "when a proposal . . . will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal."

To revise the Proposal to make it applicable to the Company and not too vague to implement, Mr. Chevedden would need to recast the Proposal as a proposal to amend the bylaws of the Company and would need to include new, substantive details such as the threshold level of stockholders that would be permitted to call a special meeting. These revisions alter the entire substance of the Proposal and introduce new, substantive matters not found in the Proposal. Under the standards set forth in the Legal Bulletin, these changes are not "minor in nature" but would be "detailed and extensive". Upon making these revisions, the Proposal would constitute a new proposal that would not have been submitted within the time frame set forth in the Company's Bylaws, the Company's 2007 annual Proxy Statement and Rule 14a-8(e), and the Company would seek to exclude it on that basis. We thus request that the Staff not allow Mr. Chevedden to revise his Proposal.

Exhibit A

Text of Proposal and Supporting Statement from Mr. John Chevedden

3-Special Shareholder Meetings

RESOLVED, Shareholders ask our board to amend our bylaws and/or any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

Special meetings allow investors to vote on important matters, such as a takeover offer, that can arise between annual meetings. If shareholders cannot call special meetings, management may become insulated and investor returns may suffer.

Shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important regarding a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Eighteen (18) proposals on this topic also averaged 56%-support in 2007 – including 74%-support at Honeywell (HON) according to RiskMetrics (formerly Institutional Shareholder Services). Subsequently Honeywell said that it would adopt this proposal topic.

The merits of this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were identified:

- The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm, rated our company "High Concern" in executive pay.
- Executive pay concern included CEO perks like club memberships and the related tax-gross-ups.
- We did not have an Independent Chairman to oversee our CEO.
- Our CEO served on the McDonald's (MCD) board rated "D" by The Corporate Library.
- Our Lead Director, Mr. Freedman, had 23-years tenure – Independence concern.
- Mr. Freedman was also negatively cited as an "Accelerated Vesting" director by The Corporate Library and served on our executive pay committee.
- Shareholders cannot fill director vacancies per a 2006 bylaw.
- Our Chairman was given more power to mute shareholders at our annual meeting per a 2006 bylaw.

Additionally:

- The following directors received 9% to 11% withheld votes:
  Ms. Rich
  Mr. Sinclair
  Mr. Sullivan
  Ms. White
  Mr. Sargent
- We had no shareholder right to Cumulative Voting (Removed in 2007).

- A future shareholder proposal on Cumulative Voting by another proponents could obtain significant support.

The above concerns shows there is need for improvement and reinforces the reason to encourage our board to respond positively to this proposal:

Special Shareholder Meetings –
Yes on 3

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 22, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Mattel, Inc.
Incoming letter dated January 28, 2008

The proposal asks the board to amend the "bylaws and/or any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting."

There appears to be some basis for your view that Mattel may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Mattel omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Mattel relies.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END